04037317

RECD S.E.C.
AUG - 2 2004
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 29 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

6. Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

7. Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.**

Part II – Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and

---

* Previously furnished.

** Furnished herewith.

Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled "TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled "Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

---

* Previously furnished.

** Furnished herewith.

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments

* Previously furnished.

** Furnished herewith.

MELBOURNE 45608.1

No.4 Pty Ltd dated June 16, 2004.*

OO. ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

VV. ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

WW. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*

XX. ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*

YY. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*

ZZ. ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

AAA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*

BBB. ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*

CCC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*

DDD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*

---

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

EEE. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*

FFF. ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*

GGG. ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*

HHH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*

III. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*

JJJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*

KKK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*

LLL. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*

MMM. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*

NNN. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

OOO. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*

PPP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*

QQQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*

RRR. ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*

SSS. ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.**

TTT. ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.**

* Previously furnished.

** Furnished herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ____________________
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ____________________
Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*	
5	Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
6	Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
7	Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.**	14
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*	
GG	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*	
HH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*	
II	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*	
JJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*	
KK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*	
LL	ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
MM	ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
NN	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*	
OO	ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
PP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*	
QQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*	
RR	ASX Announcement by TABCORP dated June 23, 2004 entitled	

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
	'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
SS	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*	
TT	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*	
UU	ASX Announcement by TABCORP dated June 29, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
VV	ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
WW	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*	
XX	ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*	
YY	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*	
ZZ	ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
AAA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*	
BBB	ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*	
CCC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*	
DDD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*	
EEE	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*	
FFF	ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*	
GGG	ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*	
HHH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*	
III	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*	
JJJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*	
KKK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*	
LLL	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid	

* Previously furnished.
** Furnished herewith.

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

Exhibit 7

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

tablimited

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has now received acceptances for more than 90% of Tab shares under its takeover offer and accordingly it has assumed management control of Tab.

TABCORP's offer will now be increased by 10 cents cash per Tab share and a copy of the formal notice of variation is enclosed. Consequently, TABCORP's offer will be $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have accepted TABCORP's offer. This letter is for your information only and we are required by law to provide you with the enclosed notice of variation. Consequently, you are not required to take any further action.

At the latest, you will be paid within one month of TABCORP's share registry processing your valid acceptance. That payment will include payment of the additional consideration referred to above.

Yours sincerely,

Michael Robinson
Chairman

FD033GA

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

tablimited

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has received acceptances for more than 90% of Tab shares under its takeover offer and now is entitled to acquire compulsorily your Tab shares.

TABCORP's offer will now be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share. The implied value of this offer is $4.84[1] per Tab share. A formal notice of variation is enclosed.

Our records indicate that you haven't accepted TABCORP's offer - it is not too late to do so, however, you should act now.

If you accept TABCORP's offer you will be paid (at the latest) within one month of TABCORP's share registry processing your valid acceptance. If you do not accept the offer and your shares are acquired compulsorily, you still will receive the same consideration, however, it will take longer for you to receive payment.

Previously Tab's directors advised that they unanimously recommended that you accept TABCORP's offer, in the absence of a superior proposal.

If you are an eligible shareholder and you accept TABCORP's offer, you can sell the TABCORP shares to which you become entitled (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs. To participate in this facility, mark the appropriate box at the bottom of your acceptance form or, if you are accepting through your broker, instruct them to use the appropriate acceptance code.

Enclosed is a new acceptance form, a reply paid envelope and a formal notice extending the closing date for the offer to 7.00pm (Sydney time) on 13 August 2004.

If you have any questions relating to the offer, please contact the TABCORP offer information line on 1800 010 202 toll free from within Australia or +61 2 9240 7442 from outside Australia.

Yours sincerely,

Michael Robinson
Chairman

[1] Based on the closing price of TABCORP shares on ASX on 26 July 2004

FD033NA

TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

We enclose:

- a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 13 August 2004; and
- a notice of variation advising that TABCORP's offer will now also be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have sold your Tab shares. This letter is for your information only and we are required by law to provide you with the enclosed notices.

You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman

FD0335S

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: **1** **Australian Securities and Investments Commission (*ASIC*)**

2 **Tab Limited (ABN 17 081 765 308) (Tab)**

3 **Holders of ordinary shares in Tab, and holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made**

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 9 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 13 August 2004 (unless further extended).

Bidder has previously announced to Australian Stock Exchange Limited that all defeating conditions to the Offers have been waived or fulfilled and that the Offers are unconditional.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Increase in consideration

To: 1 **Australian Securities and Investments Commission (*ASIC*)**

2 **Tab Limited (ABN 17 081 765 308) (*Tab*)**

3 **The holders (*Tab Shareholders*) of ordinary shares (*Tab Shares*) in Tab, and the holders of securities convertible into Tab Shares, to whom the Offers referred to below have been made**

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (the ***Bidder's Statement***).

Bidder gives notice that the Offers are hereby varied by increasing the cash component of the Offers to $2.10 per Tab Share. Accordingly, the reference to '$2.00' in section 10.1(b)(i) of the Bidder's Statement is taken to be deleted and replaced with '$2.10'.

In accordance with section 650B(2A) of the Corporations Act, but subject to section 10.6 of the Bidder's Statement, all Tab Shareholders who accept, or have accepted, the Offers will be paid the additional 10 cents cash per Tab Share at the same time as they are provided with the original consideration under the Offers in accordance with section 10.6 of the Bidder's Statement.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director

Exhibit SS

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

30 July 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
EXTENSION OF THE OFFER PERIOD AND VARIATION OF OFFER CONSIDERATION

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of notices pursuant to section 650D of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to:

- an extension of the offer period for Bidder's off-market bid (***Bid***) for all of the ordinary shares in Tab Limited (***Tab***). This notice has today been sent to all persons to whom an offer was made under the Bid and who have not yet accepted that offer; and
- a variation of the consideration offered under the Bid. Bidder has today commenced despatching copies of this notice of variation to all persons to whom an offer was made under the Bid, and despatch of this notice will be completed next week.

Also attached are copies of the different letters sent to Tab shareholders together with the notices under section 650D of the Corporations Act (as applicable), and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab.

Peter Caillard
Company Secretary
TABCORP Holdings Limited

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 Australian Securities and Investments Commission (*ASIC*)

2 Tab Limited (ABN 17 081 765 308) (Tab)

3 Holders of ordinary shares in Tab, and holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 9 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 13 August 2004 (unless further extended).

Bidder has previously announced to Australian Stock Exchange Limited that all defeating conditions to the Offers have been waived or fulfilled and that the Offers are unconditional.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Increase in consideration

To: 1 Australian Securities and Investments Commission (*ASIC*)

2 Tab Limited (ABN 17 081 765 308) (*Tab*)

3 The holders (*Tab Shareholders*) of ordinary shares (*Tab Shares*) in Tab, and the holders of securities convertible into Tab Shares, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the Bidder's Statement from Bidder dated 2 April 2004 (as supplemented) (the ***Bidder's Statement***).

Bidder gives notice that the Offers are hereby varied by increasing the cash component of the Offers to $2.10 per Tab Share. Accordingly, the reference to '$2.00' in section 10.1(b)(i) of the Bidder's Statement is taken to be deleted and replaced with '$2.10'.

In accordance with section 650B(2A) of the Corporations Act, but subject to section 10.6 of the Bidder's Statement, all Tab Shareholders who accept, or have accepted, the Offers will be paid the additional 10 cents cash per Tab Share at the same time as they are provided with the original consideration under the Offers in accordance with section 10.6 of the Bidder's Statement.

A copy of this notice was lodged with ASIC on 30 July 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 30 July 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** pursuant to a unanimous resolution of the directors by:

Peter Caillard
Director

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

tablimited

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has now received acceptances for more than 90% of Tab shares under its takeover offer and accordingly it has assumed management control of Tab.

TABCORP's offer will now be increased by 10 cents cash per Tab share and a copy of the formal notice of variation is enclosed. Consequently, TABCORP's offer will be $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have accepted TABCORP's offer. This letter is for your information only and we are required by law to provide you with the enclosed notice of variation. Consequently, you are not required to take any further action.

At the latest, you will be paid within one month of TABCORP's share registry processing your valid acceptance. That payment will include payment of the additional consideration referred to above.

Yours sincerely,

Michael Robinson
Chairman

FD033GA

TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

Dear Tab shareholder,

TABCORP has received acceptances for more than 90% of Tab shares under its takeover offer and now is entitled to acquire compulsorily your Tab shares.

TABCORP's offer will now be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share. The implied value of this offer is $4.84[1] per Tab share. A formal notice of variation is enclosed.

Our records indicate that you haven't accepted TABCORP's offer - it is not too late to do so, however, you should act now.

If you accept TABCORP's offer you will be paid (at the latest) within one month of TABCORP's share registry processing your valid acceptance. If you do not accept the offer and your shares are acquired compulsorily, you still will receive the same consideration, however, it will take longer for you to receive payment.

Previously Tab's directors advised that they unanimously recommended that you accept TABCORP's offer, in the absence of a superior proposal.

If you are an eligible shareholder and you accept TABCORP's offer, you can sell the TABCORP shares to which you become entitled (up to a maximum of 200 TABCORP shares) under a share sale facility without incurring brokerage costs. To participate in this facility, mark the appropriate box at the bottom of your acceptance form or, if you are accepting through your broker, instruct them to use the appropriate acceptance code.

Enclosed is a new acceptance form, a reply paid envelope and a formal notice extending the closing date for the offer to 7.00pm (Sydney time) on 13 August 2004.

If you have any questions relating to the offer, please contact the TABCORP offer information line on 1800 010 202 toll free from within Australia or +61 2 9240 7442 from outside Australia.

Yours sincerely,

Michael Robinson
Chairman

[1] Based on the closing price of TABCORP shares on ASX on 26 July 2004.

FD033NA

TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

30 July 2004

We enclose:

- a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 13 August 2004; and
- a notice of variation advising that TABCORP's offer will now also be increased by 10 cents cash per Tab share to $2.10 cash plus 0.20 TABCORP shares for each Tab share.

Our records indicate that you have sold your Tab shares. This letter is for your information only and we are required by law to provide you with the enclosed notices.

You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman

FD0335S

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 April 2004 (the ***Offers***) made in accordance with the bidder's statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***), has been extended to 7.00 pm (Sydney time) on 13 August 2004 (unless further extended).
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made.
3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers) in approximately 90.97% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 30 July 2004

Peter Caillard
Company Secretary
TABCORP Holdings Limited

Exhibit TT

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

2 August 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Commonwealth Bank of Australia had a relevant interest in TABCORP Holdings Limited on 23 July 2004 of 24,814,844 ordinary shares representing 5.86% of the issued fully paid ordinary capital.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.